SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of
Cinergy Corp.
File No.  70-8521
(Public Utility Holding Company
Act of 1935)
CERTIFICATE
OF
NOTIFICATION
    With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's orders with respect thereto dated March 12, 1996 (Rel. No. 35-26488) and January 11, 1995 (Rel. No.
35-26215), Cinergy Services, Inc. hereby notifies the Commission that:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended March 31, 1998 ("First Quarter 1998") of all Cinergy short-term financing arrangements authorized by the Commission
    in File No. 70-8521   namely, (a) all new borrowings or reborrowings
by Cinergy under the Barclays credit facilitie s,/1/ (b) all commercial paper issued and sold by Cinergy, and (c) all letters of
credit obtained by Cinergy   was $624.3 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the $350 Million Facility during the First Quarter 1998:
    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity 1/26/98/Barclays/$333 million/5.81%/2/26/98
    1/29/98/ Barclays /$17 million /5.83%/ 2/26/98
    2/26/98/ Barclays /$350 million /5.83%/ 3/26/98
    3/26/98/ Barclays /$350 million /5.89%/ 4/27/98

3. Information with respect to borrowings or reborrowings by Cinergy under the $400 Million Facility during the First Quarter 1998:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity

    1/8/98/Barclays /$3 million /5.7%/1/9/98
    1/29/98/ Barclays /$86 million /5.83%/ 2/26/98
    2/26/98/ Barclays /$86 million /5.83%/3/26/98
    3/26/98/ Barclays / $91 million / 5.89%/ 4/27/98

4. Cinergy issued commercial paper during the First Quarter 1998 with a maximum outstanding during the quarter of $184.1 million and an average outstanding of $173.9 million. The weighted rate of the outstanding commercial paper for the quarter was 5.73% and a total of $183.3 million was outstanding at the end of the quarter.

5. Three letters of credit were obtained by Cinergy during the First Quarter 1998, in face amounts of $2,000,400, $1,011,200 and
    $1,020,200. None of such letters of credit were outstanding at the end of the quarter.

6. Cinergy made net open account advances to Cinergy Investments, Inc., Cinergy's nonutility subholding company, during the First Quarter 1998 totaling approximately $30.4 million and bearing annual interest rates between 6.0% and 6.15%.
S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 12, 1998
                                       CINERGY SERVICES, INC.
                                       By: /s/  William L. Sheafer
                                       Vice President and Treasurer